UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

BUSINESS COMBINATION

NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [    ]

NEC Infrontia Kabushiki Kaisha

(Name of Subject Company)

NEC Infrontia Corporation

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

NEC Corporation

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Fuyumi Osaki

General Manager, Public Relations

Corporate Planning Office, NEC Infrontia Corporation

2-3 Kanda Tsukasa-cho, Chiyoda-ku, Tokyo 101-8532, Japan

(Telephone: +81-3-5282-5802)

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)

Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 8, 2006

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDER

Item 1. Home Jurisdiction Documents

(a)	The following document is attached as exhibit to this Form:

Exhibit Number	Description
A	English translation of Notice of Extraordinary General Meeting of Shareholders of NEC Infrontia Corporation, dated March 8, 2006, concerning approval of the stock-for-stock exchange agreement between NEC Infrontia Corporation and NEC Corporation

(b)	Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included on the first page of the document filed as Exhibit A.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The following documents are attached as exhibits to this Form:

Exhibit Number	Description
B	English translation of press release, dated November 24, 2005 and submitted to the Tokyo Stock Exchange, Inc., concerning a notice on NEC Corporation’s tender offer and stock-for-stock exchanges for shares of NEC Infrontia Corporation

C	English translation of press release, dated January 13, 2006 and submitted to the Tokyo Stock Exchange, Inc., concerning a notice on results of NEC Corporation’s tender offer

D	English translation of press release, dated February 28, 2006 and submitted to the Tokyo Stock Exchange, Inc., concerning a notice on entering into stock-for-stock exchange agreements

PART III - CONSENT TO SERVICE OF PROCESS

NEC Corporation is concurrently filing with the Commission a written irrevocable consent and power of attorney on Form F-X dated March 8, 2006.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By :	/S/ FUJIO OKADA
Fujio Okada
General Manager, Legal Division
NEC Corporation

Date:	March 8, 2006

EXHIBIT A

WITH RESPECT TO THE STOCK-FOR-STOCK EXCHANGE BETWEEN NEC INFRONTIA CORPORATION AND NEC CORPORATION:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

6-1, Kitamikata 2-chome, Takatsu-ku,

Kawasak, Kanagawa

NEC Infrontia Corporation

Kazunori Kiuchi

Representative Director

March 8, 2006

To Our Shareholders:

NOTICE OF EXTRAORDINARY GENERAL MEETING OF

SHAREHOLDERS

This is to inform you that the Extraordinary General Meeting of Shareholders of NEC Infrontia Corporation (hereinafter, the “Company”) will be held as follows:

1.	DATE:	March 24, 2006 (Friday) at 10:00 A.M. Japanese Standard Time

2.	PLACE:	NEC Infrontia Kenpo-Kaikan on Company’s premises located at 6-2, Kitamikata 2-chome, Takatsu-ku, Kawasaki, Kanagawa

3.	AGENDA OF THE MEETING
MATTERS TO BE VOTED UPON:

Proposal No. 1:	Approval of Stock-for-Stock Exchange Agreement between the Company and NEC Corporation
(The outline of this agenda is shown in “REFERENCE TO EXERCISE OF VOTING RIGHTS” described below.)

Proposal No. 2:	Approval of the alteration of (i) Resolution No. 5 (Acquisition of the Company’s stock for the purpose of transfer to directors and employees of the Company) which was approved at the 105th ordinary general meeting of shareholders and (ii) Resolution No. 5 (Acquisition of the Company’s stock for the purpose of transfer to directors and employees of the Company) which was approved at the 106th ordinary general meeting of shareholders.
(The outline of this agenda is shown in “REFERENCE TO EXERCISE OF VOTING RIGHTS” described below.)

REFERENCE TO EXERCISE OF VOTING RIGHTS

1.	TOTAL NUMBER OF VOTING RIGHTS HELD BY ALL SHAREHOLDERS: 125,136
(Note) One unit of shares of the Company (one voting right) consists of 1,000 shares.

2.	AGENDA AND REFERENCE INFORMATION:

Proposal No. 1:        Approval of the stock-for-stock exchange agreement between the Company and NEC Corporation

(1)	REASON FOR STOCK-FOR-STOCK EXCHANGE

As part of the Integrated IT/Network Solutions business which is one of the core businesses of NEC Corporation (hereinafter, “NEC”), the Company competitively offers key telephone systems and point of sales (POS) terminals. In the area of the office communication terminals business, the Company is now one of the leading companies in Japan. In particular, in the business of key telephone systems, the Company is now one of the leading companies in the world.

As an integration of the IT market and the network market has advanced due to the shift in technology towards IP (Internet Protocol) based network infrastructure in the communications network area, fixed line networks have been rapidly replaced with wide area IP networks, using the Internet as junction networks.

Although NEC has been supplying the government, local governments, and private companies with PBX products (devices used in office communication systems to switch telephone lines or connect them with external lines), PBX products have been replaced by IP telephony server products (servers coordinating IP-based PBX functions and office application software).

For the small or medium-sized enterprises, key telephone systems are expected to be capable of serving as IP telephony systems offering functions similar to those of IP telephony servers due to rapid developments in IT/network technology.

In addition, because of the widespread use of mobile terminals, demand for IP telephony systems utilizing mobile technology is increasing. In the POS terminal business area, the spread of broadband lines has given rise to increased demand for POS products with high-end IT/networking functions for use with the web-based information systems used at stores.

Due to these changes in the business environment, the Company’s business area has come very close to NEC’s business area in IP telephony business area. Therefore, the Company sees that it is necessary to utilize NEC’s IP telephony technologies and make effective investments in development resources.

As a result of continued efforts to seek for the strategy to ensure the position as winners in the business area related to the office IP telephony systems, where the global competition will rapidly intensify, the Company and NEC agreed to integrate NEC’s development resources for IP telephony products into the Company. The Company and NEC believe that, by merging NEC’s IT/Network technologies and the Company’s communication terminal technologies, and making the development activities more efficient and speedy, they can bring more competitive products to the market and ensure a firm position in the business area of the office network systems.

The Company and NEC plans to discuss the integration of NEC’s resources in the development and manufacture of IP telephony products into the Company, following the approval of the stock-for-stock exchange agreement in this extraordinary shareholders’ meeting. The integration is scheduled in July, 2006.

By integrating NEC Group’s technologies related to IT, network, mobile and their integrated solutions into the Company’s IP telephony business and the POS terminal business, the Company plans to enhance its development capabilities for products functioning with IT, network, and mobile technologies, and to expand the Company’s business.

The Company will play a significant role in NEC’s IT/Network Solutions business, a core businesses of NEC. The Company considers it necessary to be a wholly-owned subsidiary of NEC in order to ensure the Company’s role and to operate in a highly integrated manner.

In view of the future growth and development of the Company, the Company believes that by becoming a wholly-owned subsidiary of NEC, the Company will be able to increase its competitiveness and its corporate value through enhanced collaboration with NEC. Therefore, the Company and NEC signed the stock-for-stock exchange agreement dated February 28, 2006, which is governed by Article 353 of the Commercial Code of Japan.

NEC conducted a tender offer for the shares of the Company from November 25, 2005 to January 12, 2006, and as a result of the tender offer, NEC has 83,273,789 shares of the Company (NEC’s ownership in the Company is 66.55%).

The Company would be grateful if you could understand the above and approve the stock-for-stock exchange agreement between the Company and NEC.

(Note)	The ownership ratio is based on the number of voting rights as of February 10, 2006, which is rounded up to the nearest hundredth.

(2)	THE STOCK-FOR-STOCK EXCHANGE AGREEMENT

The Company and NEC Corporation executed the Stock-for-Stock Exchange Agreement pursuant to Article 353 of Commercial Code of Japan, as of February 28, 2006, as follows:

STOCK-FOR-STOCK EXCHANGE AGREEMENT (COPY)

NEC Corporation (hereinafter, “NEC”) and NEC Infrontia Corporation (hereinafter, “NEC Infrontia”) hereby enter into the stock-for-stock exchange agreement (hereinafter, the “Agreement”) as follows.

Article 1 (Stock-for-Stock Exchange)

NEC and NEC Infrontia shall, through a stock-for-stock exchange, make NEC the sole parent company of NEC Infrontia and make NEC Infrontia wholly-owned subsidiary of NEC.

Article 2 (Shares to be Issued for Stock-for-Stock Exchange and Allocation Thereof)

NEC shall, for the purpose of the stock-for-stock exchange, issue 33,630,520 ordinary shares and allocate such shares to shareholders (including, but not limited to, beneficiary shareholders) of NEC Infrontia registered on the shareholder register (including, but not limited to, the beneficiary shareholder register) as of the end of the day immediately prior to the date of the stock-for-stock exchange, based upon a share exchange ratio of 0.774 ordinary shares of NEC to one share of NEC Infrontia; provided, however, that no ordinary shares of NEC shall be allocated to 83,273,789 ordinary shares of NEC Infrontia held by NEC.

Article 3 (Date from which Dividends are Calculated)

Dividends for ordinary shares of NEC to be issued pursuant to the foregoing Article shall be calculated as from April 1, 2006.

Article 4 (Increases in the Amounts of Stated Capital and Capital Reserve)

NEC shall not increase the amount of stated capital by the stock-for-stock exchange. NEC will incorporate into capital reserves the amount obtained by multiplying the net assets of NEC Infrontia as of the date of the stock-for-stock exchange by the ratio of number of NEC Infrontia’s shares to be transferred to NEC by the stock-for-stock exchange to the total number of issued shares of NEC Infrontia.

Article 5 (Date of Stock-for-Stock Exchange)

The date of a stock-for-stock exchange shall be May 1, 2006; provided, however, that NEC and NEC Infrontia may change the date of the stock-for-stock exchange, based upon consultations between NEC and NEC Infrontia, if required for the execution of the stock-for-stock exchange procedures.

Article 6 (Term of Office of Directors and Corporate Auditors Who Assumed Their Office Prior to Date of Stock-for-Stock Exchange)

The term of office of directors and corporate auditors of NEC who assumed their office prior to the date of the stock-for-stock exchange shall be the term of office that would have been served if there had been no stock-for-stock exchange.

Article 7 (Meeting of Shareholders for Approval of Stock-for-Stock Exchange Agreement)

1.	NEC Infrontia shall convene a meeting of shareholders to be held on March 24, 2006, and put to a vote for the approval of this Agreement and other matters necessary for the stock-for-stock exchange; provided, however, that the date of a meeting of shareholders may be changed upon consultation between NEC and NEC Infrontia, if required for the execution of the stock-for-stock exchange procedures.

2.	NEC shall, in accordance with Article 358, Paragraph 1 of the Commercial Code of Japan, conduct the stock-for-stock exchange without obtaining the approval from its shareholders.

Article 8 (Duty of Care)

NEC and NEC Infrontia shall, from the date of execution of this Agreement until the date of the stock-for-stock exchange, perform the duties of care in the operation of their respective business and management of all of their respective properties, and any actions that have a material influence on the properties or on the rights and obligations of either NEC or NEC Infrontia shall be performed only after consultation between NEC and NEC Infrontia.

Article 9 (Changes to the Conditions of the Stock-for-Stock Exchange and Cancellation of this Agreement)

In the event that any material changes occur to the assets or operating conditions of either NEC or NEC Infrontia during the period from the date of execution of this Agreement until the day before the stock-for-stock exchange, NEC and NEC Infrontia, based upon consultation between NEC and NEC Infrontia, may change the conditions of the stock-for-stock exchange and other matters provided for in this Agreement or may cancel this Agreement.

Article 10 (Validity of this Agreement)

In the event that the stock-for-stock exchange agreement is not approved at a meeting of shareholders of NEC Infrontia as provided under Article 7, Paragraph 1, this Agreement shall become null and void.

Article 11 (Consultations)

In addition to the matters provided for in this Agreement, matters necessary for the stock-for-stock exchange shall be determined, based upon consultation between NEC and NEC Infrontia, in line with the intent of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in duplicate by their duly authorized representatives, each party keeping one executed copy hereof.

February 28, 2006

NEC:
Akinobu Kanasugi
President
NEC Corporation
7-1, Shiba 5-chome, Minato-ku, Tokyo

NEC Infrontia:
Kazunori Kiuchi
President
NEC Infrontia Corporation
6-1, Kitamikata 2-chome, Takatsu-ku, Kawasaki, Kanagawa

(3)	EXPLANATION ON SHARE EXCHANGE RATIO UNDER ARTICLE 354, PARAGRAPH 1, ITEM 2 OF THE COMMERCIAL CODE OF JAPAN

REASONS FOR DETERMINATION OF SHARE EXCHANGE RATIO (COPY)

NEC Infrontia Corporation (hereinafter, “NEC Infrontia”), with respect to the stock-for-stock exchange with NEC Corporation (hereinafter, “NEC”) to be conducted on May 1, 2006, has determined the number of shares of NEC to be allotted to one share of NEC Infrontia (hereinafter, the “Share Exchange Ratio”) as follows:

1.	NEC Infrontia, prior to determination of the Share Exchange Ratio with respect to the stock-for-stock exchange, requested Deloitte Touche Tohmatsu (hereinafter, “Deloitte”) to calculate the Share Exchange Ratio.

2.	Deloitte calculated the Share Exchange Ratio based upon public materials of both NEC Infrontia and NEC as well as materials provided by both of the companies, and provided the result of such calculation to NEC Infrontia. Deloitte proposed a range of the Stock Exchange Ratio, evaluating the value of NEC Infrontia and NEC by means of the market approach, the discounted cash flow approach, the income approach and the multiple approach.

3.	NEC Infrontia, based upon the range of the Stock Exchange Ratio proposed by Deloitte, carefully conducted negotiations with NEC. As a result, NEC Infrontia, at its meeting of the board of directors held on February 28, 2006, determined the Share Exchange Ratio of one share of NEC Infrontia to 0.774 share of NEC, and singed the stock-for-stock exchange agreement with NEC as of the same date. The Share Exchange Ratio determined is within the range of the Stock Exchange Ratio calculated and proposed by Deloitte. In accordance with the Stock Exchange Ratio as agreed upon between NEC Infrontia and NEC, 0.774 share of NEC will be allotted to one share of NEC Infrontia.

4.	In addition, NEC requested Daiwa Securities SMBC Co. Ltd. to calculate the Share Exchange Ratio.

(4)	RELEVANT PARTIES’ BALANCE SHEETS AND STATEMENTS OF OPERATIONS AS SET FORTH IN ARTICLE 354, PARAGRAPH 1, ITEMS 3 THROUGH 6 OF THE COMMERCIAL CODE OF JAPAN

(a)	Company’s non-consolidated Balance Sheet and Statement of Operations prepared within six months before its Extraordinary General Meeting of Shareholders

COMPANY’S BALANCE SHEET

(As of September, 2005)

(In millions of yen)

Assets

Account	Amount
Current assets	30,319
Cash and deposits	1,574
Notes receivable	397
Accounts receivable	15,255
Finished goods and merchandise	4,355
Raw materials	802
Work in process	3,402
Supplies	254
Other accounts receivable	1,359
Deferred tax assets	732
Other current assets	2,325
Allowance for doubtful accounts	(139)
Fixed assets	23,955
Property, plant and equipment	3,745
Buildings	3,249
Structures	76
Machinery and equipment	65
Transportation equipment	0
Tools, furniture and fixtures	316
Land	9
Construction in progress	28
Intangible assets	3,389
Goodwill	99
Software	3,281
Other intangible assets	8
Investments and other assets	16,821
Investment in securities	1,484
Investments in subsidiaries	5,551
Long-term loan receivable	2,792
Deferred tax assets	5,127
Other	2,777
Allowance for doubtful accounts	(912)
Deferred Assets	58
Deferred development costs	58

Total assets	54,333

(In millions of yen)

Liabilities and shareholders’ equity

Account	Amount
Liabilities

Current liabilities	19,337
Notes payable	1,564
Accounts payable	12,834
Long-term debt due within one year	400
Other accounts payable	414
Accrued income taxes	106
Accrued expenses	2,975
Advance received	193
Deposits received	770
Notes payable for equipment	23
Other current liabilities	53
Non-current liabilities	5,672
Long-term debts	3,350
Accrued retirement benefits for employees	1,984
Other non-current liabilities	338

Total liabilities	25,009

Shareholders’ equity

Common stock	10,331
Capital surplus	9,350
Additional paid-in capital	9,350
Retained earning	10,200
Legal reserve	1,391
Voluntary reserve	7,945
Reserve for advanced depreciation	1,517
General reserve	6,428
Unappropriated retained earnings as of the end of the period	863
Unrealized gains on investments in securities	(4)
Treasury stock	(554)

Total shareholders’ equity	29,323

Total liabilities and shareholders’ equity	54,333

COMPANY’S STATEMENT OF OPERATIONS

(For the Period from April 1, 2005 to September 30, 2005)

(In millions of yen)

Account	Amount
Ordinary income and expenses
Operating income and expenses
Operating income
Sales		41,606
Operating expenses
Cost of sales	33,432
Selling, general and administrative expenses	8,244	41,677
Operating loss		70
Non-operating income and expenses
Non-operating income
Interest and dividends income	341
Other	21	362
Non-operating expenses
Interest expense	30
Other	84	115
Ordinary income		175

Extraordinary gains and losses
Extraordinary gains
Gains on sales of fixed assets	2
Other	—	2
Extraordinary losses
Losses from retirement and sales of fixed assets	6
Devaluation of fixed assets	45
Other	1	53

Income before income taxes		125

Income taxes, inhabitant taxes and enterprises taxes		71
Income taxes deferred		(11)

Net income		65
Retained earnings carried over from the previous period		800
Losses from disposal of treasury stock		1

Unappropriated retained earnings		863

Notes:

Significant accounting policies are not changed from those on the Company’s non-consolidated balance sheet and statement of operations for the period ended March 31, 2005, except that:

Impairment accounting for fixed assets – The Company has adopted the new accounting standard for impairment of fixed Assets (“Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets” issued by the Business Accounting Deliberation Council on August 9, 2002) and the implementation guidance for accounting standard for impairment of fixed assets (the Business Accounting Standard Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003) from this period. As a result, income before income taxes decreased by 1 million yen.

Employees’ severance and pension benefits – The Company has adopted the “Amendment of the accounting for pension and severance indemnity”2 (the Business Accounting Standards No. 3 dated March 16, 2005) and the “Implementation Guidance for the Amendment of the accounting for pension and severance indemnity” (the Business Accounting Standard Implementation Guidance No.7 dated March 16, 2005) from this period. This does not affect the Company’s financial results for this period.

Retirement allowances to retiring directors and corporate auditors – The Company had determined that the retirement bonus plan for the retiring directors and corporate auditors should be abolished at the close of the ordinary shareholders’ meeting held on June 22, 2005. The amount to accrue before such abolishment was 47 million yen and was included in other non-current liabilities.

Legal proceedings – The Company has accrued a probable and reasonably estimable amount of potential litigation loss.

(b)	NEC Corporation’s non-consolidated Balance Sheet and Statement of Operations prepared within six months before the date of public notice of short-form stock-for-stock exchange

NEC CORPORATION’S BALANCE SHEET

(As of September 30, 2005)

(In millions of yen)

Assets

Account	Amount
Current assets	773,201
Cash and cash equivalents	75,480
Notes receivable, trade	3,448
Accounts receivable, trade	292,947
Short-term loans	62,406
Accounts receivable, others	91,335
Allowance for doubtful accounts	(818)
Finished goods	51,470
Semifinished components and work in process	118,604
Raw materials	29,202
Deferred tax assets	32,800
Other current assets	16,325

Fixed assets	1,627,053
Property, plant and equipment	204,298
Buildings and structures	268,372
Machinery and equipment	114,996
Transportation equipment, tools, furniture and fixtures	182,299
Accumulated depreciation	(419,819)
Sub-total	145,849
Land	50,092
Construction in progress	8,356
Intangible assets	110,868
Facility rights	550
Software	107,154
Other intangible assets	3,162
Investments and other assets	1,311,887
Investments in securities	259,127
Investments in subsidiaries	642,080
Long-term loan receivable	56,703
Allowance for doubtful accounts	(49,284)
Prepaid pension and severance cost	171,247
Long-term prepaid expenses	22,382
Long-term deferred tax assets	163,111
Others	46,518

Total assets	2,400,255

(In millions of yen)

Liabilities and shareholders’ equity

Account	Amount
Liabilities
Current liabilities	854,147
Notes payable, trade	66
Accounts payable, trade	414,740
Short-term borrowings	76,540
Bonds (to be redeemed within one year)	59,000
Accounts payable, other	100,277
Accrued income taxes	2,737
Advance received	26,783
Deposits received	94,125
Other current liabilities	79,875
Non-current liabilities	568,184
Bonds	501,204
Long-term debts	23,112
Allowance for loss on repurchase of electronic computers	23,233
Other non-current liabilities	20,633

Total liabilities	1,422,331

Shareholders’ equity
Common stock	337,821
Capital surplus	412,357
Additional paid-in capital	412,357
Retained earning	177,464
Legal reserve	35,615
Unappropriated retained earnings	141,849
Unrealized gains on investments in securities	53,010
Treasury stock	(2,729)

Total shareholders’ equity	977,923

Total liabilities and shareholders’ equity	2,400,255

NEC CORPORATION’S STATEMENT OF OPERATIONS

(For the Period from April 1, 2005 to September 30, 2005)

(In millions of yen)

Account	Amount
Ordinary income and expenses
Operating income and expenses
Sales	1,058,104
Operating expenses	1,074,320
Cost of sales	790,806
Selling, general and administrative expenses	283,513
Operating Income	(16,215)
Non-operating income and expenses
Non-operating income	25,486
Interest and dividends received	23,573
Other non-operating income	1,912
Non-operating expenses	19,476
Interest expense	5,859
Other non-operating expenses	13,617
Ordinary income	(10,205)

Extraordinary gains and losses
Extraordinary gains	40,906
Gains on sales of investments in affiliates	26,933
Gains on sales of investments in securities	9,088
Reversal of allowance for doubtful accounts from affiliates	4,478
Gains on sales of fixed assets	407
Extraordinary losses	4,801
Devaluation of investments in securities	4,313
Devaluation of investments in affiliates	355
Other extraordinary losses	132

Income before income taxes	25,900
Income taxes	(6,583)
Income taxes deferred	5,900

Net income	26,583
Retained earnings carried over from the previous period	115,268
Losses on disposal of treasury stock	3

Unappropriated retained earnings	141,849

Notes:

Significant accounting policies are not changed from those on NEC Corporation’s non-consolidated balance sheet and statement of operations for the period ended March 31, 2005, except that:

NEC Corporation has adopted the “Amendment to the accounting standard for pension and severance indemnity” (the Business Accounting Standards No. 3 dated March 16, 2005) and the “Implementation Guidance for the Amendment to the accounting standard for pension and severance indemnity” (the Implementation Guidance No. 7 of the Business Accounting Standards dated March 16, 2005) from this interim business period. As a result, operating income, ordinary income and income before income taxes increased by 2,914 million yen.

(Subsequent event)

On October 12, 2005, NEC Corporation sold all of its share holdings in NEC Machinery Corporation (“NEC Machinery”) to Canon Inc. in accordance with the tender offer agreement dated August 25, 2005 between NEC Corporation and Canon Inc.

Outline of the tender offer and NEC Machinery is as follows:

Outline of tender offer:

Number of shares sold	3,120,000 shares
Sales price	3,781 million yen

Outline of NEC Machinery:

Trade name:            NEC Machinery Corporation

Principal business:

Development, manufacturing and sale of post - process equipment in semiconductor manufacturing equipment and factory automation equipment.

(c)	Company’s non-consolidated final Balance Sheet and Statement of Operations

COMPANY’S BALANCE SHEET

(As of March 31, 2005)

(In millions of yen)

Assets

Account	Amount
Current assets	28,536
Cash and deposits	1,163
Notes receivable	447
Accounts receivable	14,850
Finished goods and merchandise	4,401
Raw materials	1,053
Work in process	3,253
Supplies	280
Other accounts receivable	1,752
Deferred tax assets	585
Other current assets	853
Allowance for doubtful accounts	(104)
Fixed assets	26,197
Property, plant and equipment	3,916
Buildings	3,360
Structures	81
Machinery and equipment	67
Transportation equipment	0
Tools, furniture and fixtures	339
Land	10
Construction in progress	57
Intangible assets	4,571
Goodwill	169
Software	4,347
Other intangible assets	53
Investments and other assets	17,709
Investment in securities	1,486
Investments in subsidiaries	5,551
Long-term loan receivable	3,529
Deferred tax assets	5,263
Other investments and other assets	2,791
Allowance for doubtful accounts	(911)
Deferred Assets	115
Deferred development costs	115

Total assets	54,849

(In millions of yen)

Liabilities and shareholders’ equity

Account	Amount
Liabilities
Current liabilities	19,463
Notes payable	1,577
Accounts payable	12,234
Short-term borrowings	200
Long-term debt due within one year	400
Other accounts payable	828
Accrued income taxes	124
Accrued expenses	2,968
Advance received	256
Deposits received	787
Notes payable for equipment	44
Other current liabilities	41
Non-current liabilities	5,744
Long-term debts	3,550
Accrued retirement benefits for employees	1,841
Accrued retirement benefits for directors and corporate auditors	63
Other non-current liabilities	290

Total liabilities	25,208

Shareholders’ equity
Common stock	10,331
Capital surplus	9,350
Additional paid-in capital	9,350
Other capital surplus	0
Excess arising from retirement of treasury stock	0
Retained earning	10,514
Legal reserve	1,391
Voluntary reserve	8,578
Reserve for advanced depreciation	1,583
General reserve	6,995
Unappropriated retained earnings as of the end of the period	544
Unrealized gains on investments in securities	(2)
Treasury stock	(552)

Total shareholders’ equity	29,640

Total liabilities and shareholders’ equity	54,849

COMPANY’S STATEMENT OF OPERATIONS

(For the Period from April 1, 2004 to March 31, 2005)

(In millions of yen)

Account	Amount
Ordinary income and expenses
Operating income and expenses
Operating income
Sales		83,816
Operating expenses
Cost of sales	68,207
Selling, general and administrative expenses	16,016	84,223
Operating loss		406
Non-operating income and expenses
Non-operating income
Interest and dividends income	1,119
Other non-operating income	41	1,161
Non-operating expenses
Interest expense	65
Other non-operating expenses	281	347
Ordinary income		407

Extraordinary gains and losses
Extraordinary gains
Reversal of allowance for doubtful accounts	40
Gains on sales of investments in securities	31
Gains on sales of fixed assets	2	75
Extraordinary losses
Provision for allowance for doubtful accounts	198
Losses from retirement of fixed assets	29
Other extraordinary losses	19	246

Income before income taxes		236

Income taxes, inhabitant taxes and enterprises taxes		135
Income taxes deferred		(21)

Net income		121
Retained earnings carried over from the previous period		800
Interim dividends paid		377

Unappropriated retained earnings		544

Notes:

(Significant accounting policies)

Securities - Equity securities issued by subsidiaries and affiliated companies are stated at moving-average cost. Available-for-sale securities with available fair market values are stated at fair market value. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of stockholders’ equity. Realized gains and losses on sale of such securities are computed using moving-average cost. Available-for-sale securities with no available fair market value are stated at moving-average cost.

Inventories - Inventories are stated at the lower of cost or market, cost being determined by the average method, except that merchandises are stated at specifically identified cost and supplies are stated at last-purchase cost.

Derivative financial instruments - Derivative financial instruments are stated at fair value.

Property, plant and equipment and depreciation - Property, plant and equipment are stated at cost. Depreciation is computed primarily using the declining-balance method at rates based on the estimated useful lives of the assets. Buildings acquired after March 31, 1998 are depreciated using the straight-line method.

Intangible assets - Goodwill is amortized using the straight-line method over five years. Software costs for sale are depreciated using the straight-line method over the estimated lives available for sale (from three to five years). Software costs for use are depreciated using the straight-line method over the estimated useful lives (five years).

Deferred assets - Development expenses are provided in the “Deferred Assets” section and amortized over five years.

Allowance for doubtful accounts - In order to provide for bad debt, allowance for ordinary receivables is provided based on past actual bad debt ratios, and allowance for bad debt is provided based on collectability.

Employees’ severance and pension benefits - Allowance for employees’ severance and retirement benefits is provided based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the balance sheet dates. Actuarial gains and losses are recognized in expenses using the straight-line method over the certain period (fourteen years) within the average of the estimated remaining service lives commencing with the following period.

Retirement allowances to retiring directors and corporate auditors - The Company provided the retirement allowance in an amount required in accordance with the internal rules had all directors and corporate auditors retired as of the balance sheet date.

Finance leases - Finance leases which do not transfer ownership to lessees are accounted for in the same manners as operating leases under accounting principles generally accepted in Japan.

Income taxes - In accordance with Business Report 12 “Treatment of Pro Forma Standard Tax Portions on Statement of Income” (Accounting Standards Board of Japan; February 13, 2004), enterprise taxes levied in proportion to value-added and capital portions are treated as selling, general and administrative expenses.

Hedge Accounting - In accordance with the accounting standards issued by Accounting Standards Board of Japan, the Company adopts special treatments for interest-rate swap agreements fulfilling the requirements.

Consumption taxes - Consumption taxes are accounted for as deposits received or deposits paid.

(Notes to balance sheet)

1.	Reported amounts are in millions of yen, and fractions less than one million yen are discarded. The reported amount, “0”, means an amount less than one million yen.

2.	Monetary receivable from and monetary payable to the parent company:

Short-term receivable	3,436 million yen
Short-term payable	772 million yen

3.	Monetary receivable from and monetary payable to subsidiaries:

Short-term receivable	3,419 million yen
Long-term receivable	3,389 million yen
Short-term payable	8,238 million yen

4. Investments in subsidiaries included in “Investments and other assets”:	248 million yen

5. Accumulation of depreciation in Property, plant and equipment:	3,525 million yen

6. Guarantees for loan:	380 million yen

7. Discount on export bill of exchange:	13 million yen

8. Number of outstanding shares:	(Common stock) 126,724,074 shares

9. Number of treasury stock:	(Common stock) 945,465 shares

(Notes to statement of operations)

1.	Reported amounts are in millions of yen, and fractions less than one million yen are discarded.

2.	Transactions with the parent company:

Sales	22,991 million yen
Purchases	2,167 million yen
Transactions other than operation
General	14 million yen
Asset purchases	9 million yen

3.	Transactions with subsidiaries:

Sales	7,860 million yen
Purchases	39,178 million yen
Transactions other than operation
Interest and dividends income	1,092 million yen
Interest expense	1 million yen
Asset transfers	24 million yen
Asset purchases	68 million yen

4.	Net income per share: 0.97 yen

Net income:	121 million yen
Average number of shares outstanding during the year:	125, 801, 651 shares

(Notes to Employees’ severance and pension benefits)

The Company was permitted by the Minister of Health, Labor and Welfare on September 26, 2002 to be released from their future obligation for payments and to transfer back prior portion for the substitutional portion of the Welfare Pension Insurance Scheme. Pension assets for the substitutional portion maintained by the Employees’ Pension Fund was transferred back to the government’s scheme on March 25, 2005.

The liabilities for severance and pension benefits included in the liability section of the balance sheet as of March 31, 2005 consists of the following:

(In millions of yen )
Projected benefit obligation	24,290
Less fair value of pension assets	(12,724)
Less fair value of employee retirement benefit trust	(3,427)

Unfunded benefit obligation	8,138
Less unrecognized actuarial differences	(7,966)
Less unrecognized prior service costs	1,664

Net book value	1,836
Prepaid severance and pension costs	4

Liabilities for severance and pension benefit	1,841

Included in the statement of operations for the year ended March 31, 2005 are severance and pension benefit expenses comprised of the following:

(In millions of yen )
Service costs – benefits earned during the year	843
Interest cost on projected benefit obligation	636
Expected return on plan assets	(293)
Amortization of actuarial differences	766
Amortization of net transition obligation	(30)

Severance and pension benefits expanses	1,922

The discount rate used by the Company was 2.5%. The rate of expected return on plan assets used by the Company for the year ended March 31, 2005 was 2.5%. The estimated amount of all retirement benefits to be paid at the future retirement date is allocated equally to each service year using the estimated number of total service years. Prior service costs are recognized as expenses in equal amount over fourteen years and actuarial gains and losses are recognized in expenses using the straight-line method over fourteen years.

(d)	NEC Corporation’s non-consolidated final Balance Sheet and Statement of Operations

NEC CORPORATION’S BALANCE SHEET

(As of March 31, 2005)

(In millions of yen)

Assets

Account	Amount
Current assets	852,994
Cash and cash equivalents	101,148
Notes receivable, trade	1,995
Accounts receivable, trade	397,694
Short-term loans	46,448
Accounts receivable, others	100,942
Allowance for doubtful accounts	(17,246)
Finished goods	48,937
Semifinished components and work in process	102,436
Raw materials	29,679
Deferred tax assets	28,000
Other current assets	12,958

Fixed assets	1,634,756
Property, plant and equipment	207,557
Buildings and structures	268,395
Machinery and equipment	118,273
Transportation equipment, tools, furniture and fixtures	189,657
Accumulated depreciation	(425,897)

Sub-total	150,429
Land	50,100
Construction in progress	7,027
Intangible assets	126,994
Facility rights	605
Software	122,798
Other intangible assets	3,591
Investments and other assets	1,300,203
Investments in securities	236,316
Investments in subsidiaries	618,533
Long-term loan receivable	70,791
Allowance for doubtful accounts	(39,181)
Prepaid pension and severance cost	182,429
Long-term prepaid expenses	22,033
Long-term deferred tax assets	181,369
Others	27,910

Total assets	2,487,750

(In millions of yen)

Liabilities and shareholders’ equity

Account	Amount
Liabilities
Current liabilities	970,657
Notes payable, trade	86
Accounts payable, trade	521,409
Short-term borrowings	26,580
Bonds (to be redeemed within one year)	85,200
Accounts payable, others	90,554
Accrued income taxes	2,904
Advance received	21,604
Deposits received	74,973
Other current liabilities	147,342
Non-current liabilities	602,842
Bonds	530,206
Long-term debts	25,555
Allowance for loss on repurchase of electronic computers	23,968
Other non-current liabilities	23,112

Total liabilities	1,573,499

Shareholders’ equity
Common stock	337,820
Capital surplus	396,131
Additional paid-in capital	396,131
Retained earning	156,854
Legal reserve	35,615
Reserve for loss on overseas investments	312
Reserve for development of computer programs	15,344
Reserve for special depreciation	5,832
Reserve for advanced depreciation	6,738
General reserve	50,190
Unappropriated retained earnings	42,822
Unrealized gains on investments in securities	26,048
Treasury stock	(2,604)

Total shareholders’ equity	914,250

Total liabilities and shareholders’ equity	2,487,750

NEC CORPORATION’S STATEMENT OF OPERATIONS

(For the Period from April 1, 2004 to March 31, 2005)

(In millions of yen)

Account	Amount
Ordinary income and expenses
Operating income and expenses
Sales	2,426,835
Operating expenses	2,404,752
Cost of sales	1,843,884
Selling, general and administrative expenses	560,867
Operating Income	22,083
Non-operating income and expenses
Non-operating income	61,476
Interest and dividends received	56,370
Other non-operating income	5,105
Non-operating expenses	43,313
Interest expense	14,752
Other non-operating expenses	28,561
Ordinary income	40,245

Extraordinary gains and losses
Extraordinary gains	84,215
Gains on establishment of retirement benefit trust	48,116
Gains on sales of investments in affiliates	22,580
Gains on sales of investments in securities	10,844
Gains on sales of fixed assets	2,674
Extraordinary losses	64,545
Devaluation of investments in affiliates	46,643
Restructuring charge	15,483
Devaluation of investments in securities	2,418

Income before income taxes	59,914
Income taxes	(14,039)
Income taxes deferred	49,700

Net income	24,254
Retained earnings carried over from the previous period	24,368
Losses on disposal of treasury stock	19
Interim dividend paid	5,780

Unappropriated retained earnings	42,822

(Notes to balance sheet)

1.	Reported amounts are in millions of yen, and fractions less than one million yen are discarded. The reported amount, “0”, means an amount less than one million yen.

2.	Significant accounting policies:

(1)	Basis and method of valuation of assets

(i)	Securities:

Investments in subsidiaries and affiliates:	Moving average cost method

Investments in other securities:

Marketable securities:	Fair value method. Unrealized gains and losses on investments in marketable securities are included in shareholders’ equity. Cost of sales for marketable securities are calculated based on the moving average cost method.

Non-marketable securities:	Moving average cost method

(ii)	Derivative: Fair value method

(iii)	Inventories: Lower-of-cost-or-market method based on the cost calculated by the following method:

Finished goods:

Custom-made products:	Specific cost method
Mass-produced standard products:	First-in, first-out method

Work in process:

Custom-made products:	Specific cost method
Mass-produced standard products:	Average cost method

Semifinished components and raw materials:	First-in, first-out method

(2)	Depreciation method for fixed assets:

(i)	Property, plant and equipment: Declining balance method

(ii)	Intangible assets: Straight-line method

NEC Corporation applies the depreciation method based on the projected sales volume to software for sale, and applies the straight-line method to software for internal use based on the estimated useful life (within 5 years).

(3)	Basis of provision for allowance:

Allowance for doubtful accounts:

-	In order to provide for bad debt, allowance for ordinary receivables is provided based on past actual bad debt ratios, and allowance for bad debt is provided based on collectability.

Accrued / prepaid pension and severance cost:

-	NEC Corporation has adopted benefit funded plans and severance indemnity plans for its employees.

In order to provide for pension and severance payments, accrued / prepaid pension and severance cost is calculated based on the estimated amounts of benefit obligation and pension plan assets as of March 31, 2005. Net obligations of 166,226 million yen resulting from the adoption of applicable accounting standards have been amortized over 15 years since the business period ended March 31, 2001, except the effects of the return of the governmental portion of benefit pension plans established under the Japanese Welfare Pension Insurance Law.

Allowance for loss on repurchase of electronic computers:

-	In order to provide for possible losses arising from repurchase of electronic computers, an estimated amount of future repurchase loss is calculated based on the actual past results.

(4)	Accounting policies on consumption taxes:

Consumption taxes are accounted for as deposits received or deposits paid.

(5)	Consolidated tax returns:

NEC Corporation files consolidated tax returns.

3.	The amount of net assets as prescribed in Article 124, item 3 of the Regulations for Enforcement of the Commercial Code of Japan is 21,582 million yen.

4.	Monetary receivable from subsidiaries:

Short-term	182,439 million yen
Long-term	81,153 million yen

5.	Monetary payable to subsidiaries:

Short-term	471,298 million yen
Long-term	1,551 million yen

6.	Guarantees for loan: 46,766 million yen

Obligations similar to guarantees:	222 million yen

Legal proceedings:

NEC Corporation is currently subject to an investigation being conducted by the U.S. Department of Justice into potential antitrust violations in the U.S. dynamic random access memory industry. Although no rulings have been issued at this time, NEC Corporation has accrued a probable and reasonably estimable amount of potential litigation loss in connection with the U.S. Department of Justice’s investigation.

(Notes to statement of operations)

1.	Reported amounts are in millions of yen, and fractions less than one million yen are discarded.

2.	Transactions with subsidiaries:

Sales	346,679 million yen
Purchases	1,505,155 million yen
Transactions other than operation	13,467 million yen
3.	Net income per share: 12.49 yen

Proposal No. 2:	Approval of the alteration of (i) Resolution No. 5 (Acquisition of the Company’s stock for the purpose of transfer to directors and employees of the Company) which was approved at the 105th ordinary general meeting of shareholders and (ii) Resolution No. 5 (Acquisition of the Company’s stock for the purpose of transfer to directors and employees of the Company) which was approved at the 106th ordinary general meeting of shareholders.

(1)	REASON FOR THE ALTERATION OF THE RESOLUTIONS

Upon approval of the stock-for-stock exchange agreement pursuant to proposal No. 1 at this general meeting, the Company will become a wholly-owned subsidiary of NEC Corporation, as of May 1, 2006, and the common stock of the Company will be de-listed from the Tokyo Stock Exchange, as of April 25, 2006.

It is proposed that the periods for exercising the rights of directors and employees of the Company to acquire the Company’s common stock from the Company at the pre-fixed purchase price as resolved at the 105th ordinary general meeting of shareholders (held on June 29, 2000) and the 106th ordinary general meeting of shareholders (held on June 28, 2001), be shortened.

(2)	THE ALTERATION OF RESOLUTIONS

(i)	Resolution No. 5 which was approved at the 105th ordinary general meeting of shareholders is proposed to be altered as follows:

-Omitted-

5.	Period of exercising rights:

            Current period : July 1, 2002 through June 30, 2006 (four years)

            Proposed period : July 1, 2002 through April 14, 2006

-Omitted-

(ii)	Resolution No. 5 which was approved at the 106th ordinary general meeting of shareholders is proposed to be altered as follows:

-Omitted-

5.	Period of exercising rights:

            Current period : July 1, 2003 through June 30, 2007 (four years)

            Proposed period : July 1, 2003 through April 14, 2006

-Omitted-

EXHIBIT B

(Translation)

November 24, 2005

NEC Corporation
Akinobu Kanasugi, President
(Tokyo Stock Exchange; Code Number 6701)
Attention:	Toshinori Arai
General Manager
Public Relations Division
Tel: +81-3-3798-6511

Notice on the Tender Offer and the Stock-for-Stock Exchange

For Shares In NEC Infrontia Corporation

NEC Corporation (“NEC”) resolved at the meeting of the Board of Directors today to initiate a tender offer under the Securities and Exchange Law of Japan for the shares of NEC Infrontia Corporation (hereinafter referred to as “NEC Infrontia”) followed by a stock-for-stock exchange under the Commercial Code of Japan in order to make it its wholly-owned subsidiary as follows:

1. Purpose of the Tender Offer and the Stock-for-Stock Exchange

Through its “select and focus” business strategy, NEC is currently striving to maximize the corporate value of the NEC Group. NEC is positioning its Integrated IT/Network Solutions business and Semiconductor Solutions business as its core businesses. It is consolidating into these business areas the NEC Group’s resources, including R&D development capabilities, intellectual property assets, software development capabilities, and human resources, and is further creating business and technological synergy between the two businesses.

As part of NEC’s Integrated IT/Network Solutions business, NEC Infrontia competitively offers key telephone systems and point of sales (POS) terminals. NEC and NEC Infrontia have been developing a cooperative relationship with each other. In June 2001, NEC transferred its key telephone business and POS terminal business to NEC Infrontia and NEC Infrontia became NEC’s majority-owned subsidiary. In October 2002, NEC transferred its PDA (mobile information terminals) business to NEC Infrontia. NEC has been working on strengthening its businesses and managing the NEC Group more efficiently through these efforts.

As the integration of the IT market and the network market has advanced due to the shift in technology towards IP (Internet Protocol) based network infrastructure in the communications network area, fixed line networks have been rapidly replaced with wide area IP networks, using the Internet as junction networks. Although NEC has been supplying the government, local governments, and private companies with PBX products (devices used in office communication systems to switch telephone lines or connect them with external lines), PBX products have been replaced by IP telephony server products (servers coordinating IP-based PBX functions and office application software). Key telephone systems have become capable of serving as IP telephony systems supporting functions similar to those of IP telephony servers due to rapid developments in IT/networking technology. Because of the widespread use of mobile terminals, demand for IP telephony systems utilizing mobile technology is increasing. In the POS terminal business area, the spread of broadband lines has given rise to increased demand for POS products with high-end IT/networking functions for use with the Web-based information systems used at stores.

In response to these changes in the business environment, NEC plans to position NEC Infrontia as a core company in the area of NEC’s IP telephony products and to integrate the development resources of overlapping products into NEC Infrontia in order to use resources effectively. In addition, by integrating NEC’s technologies related to IT, network, mobile and their integrated solutions into NEC Infrontia’s IP telephony business and POS terminal business, NEC plans to enhance NEC Infrontia’s development capabilities for products related to IT, network, and mobile technologies, and to expand NEC’s Integrated IT/Network Solutions business.

NEC wishes to make NEC Infrontia its wholly-owned subsidiary because it believes that it is necessary for the two companies to reorganize their business structure in order to operate in a highly integrated manner, so that they will operate more flexibly and efficiently with more prompt decision making process for the purpose of implementing these plans. NEC has concluded that it must reorganize its business structure so that the two companies will operate in a highly integrated manner.

NEC believes that, through such integration of the resources and the mutual exploitation of the technologies of the two entities, NEC Infrontia will have a higher profit-earning capacity and NEC’s Integrated IT/Network Solutions business will become more competitive, which will greatly contribute to the further enhancement of the NEC Group’s corporate value.

2.	Terms of the Tender Offer

	(1)	Basic Information about NEC Infrontia:	See “3. Basic Information about the Relevant Parties” below

	(2)	Type of Shares to be Purchased:	Common Shares

	(3)	Tender Offer Period:	From November 25, 2005 (Friday) to January 12, 2006 (Thursday)

	(4)	Purchase Price:	569 yen per share

	(5)	Basis for Calculating Purchase Price:

The Purchase Price was determined by taking into consideration various factors including the market price of NEC Infrontia shares, the financial condition and prospects of NEC Infrontia, the results of a share value appraisal conducted by NEC’s advisor (Daiwa Securities SMBC Co., Ltd.), and the possibility of a decrease in liquidity of NEC Infrontia shares resulting from the tender offer and the subsequent stock-for-stock exchange. The Purchase Price is approximately 20% higher than the average closing price of NEC Infrontia shares on the Tokyo Stock Exchange, 1st Section for the one-month period ended November 22, 2005 (474 yen), and is 19.3% higher than the closing price on November 22, 2005 (477 yen).

(6)	Total Number of Shares Planned to Be Purchased:	58,948,372 shares
	Number of Shares Planned to Be Purchased:	58,948,372 shares
	Number of Shares in Excess of Number of Shares Planned to Be Purchased:	0 shares

(Note 1)	Fractional shares less than one unit are also targeted by this tender offer.

(Note 2)	NEC will purchase all the shares tendered, including any shares that may be issued or transferred to those who exercise stock options of NEC Infrontia. However, NEC does not intend to purchase treasury stock owned by NEC Infrontia. The Number of Shares Planned to Be Purchased was calculated by deducting the Number of Shares Held Prior to Tender Offer and treasury stock owned by NEC Infrontia from the issued shares of NEC Infrontia and adding the maximum number of the shares that may be potentially issued or transferred in connection with stock options.

(7)	Change in Number of Shares Held by NEC
	Number of Shares Held Prior to Tender Offer:	67,554,980 shares (Ownership Ratio 53.31%)
	Number of Shares Held After Tender Offer:	126,503,352 shares (Ownership Ratio 100.00%)

(Note 1)	The Number of Shares Held After Tender Offer is the number of shares NEC will hold after NEC purchases the Total Number of Shares Planned to Be Purchased, or 58,948,372 shares.

(Note 2)	The ownership ratio for the Number of Shares Held Prior to Tender Offer was calculated based on 126,724,074 shares, which is the total number of issued shares of NEC Infrontia (as of September 30, 2005).

(Note 3)	The ownership ratio for the Number of Shares Held After Tender Offer was calculated based on the sum of the total number of issued shares of NEC Infrontia (126,724,074 shares (as of September 30, 2005)), and the maximum number of the shares that may be potentially issued or transferred in connection with NEC Infrontia’s stock options (732,000 shares), deducting the number of treasury stock owned by NEC Infrontia (952,722 shares (as of September 30, 2005)).

(8)	Date of Public Notification:	November 25, 2005 (Friday)

(9)	Tender Offer Agent:	Daiwa Securities SMBC Co., Ltd.

Daiwa Securities Co., Ltd. (a sub-agent of Daiwa Securities SMBC Co., Ltd.)

(10)	Funds Required for the Tender Offer:	33,542 million yen

3. Basic Information about the Relevant Parties (as of September 30, 2005)

    (1) NEC

1)	Corporate Name	NEC Corporation

2)	Business	IT/Network Solutions, including manufacture and sale of computers, communications equipment, and software, as well as provision of services related to such products

3)	Date of Incorporation	July 17, 1899

4)	Head Office	7-1, Shiba 5-chome, Minato-ku, Tokyo

5)	Representative	Akinobu Kanasugi, President

6)	Stated Capital	337,821 million yen

7)	Issued Shares	1,995,923,384 shares

8)	Shareholders’ Equity	977,923 million yen

9)	Total Assets	2,400,255 million yen

10)	End of Fiscal Year	March 31

11)	Number of Employees	23,552

12)	Major Customers	NTT Group, governments, and other public sector institutions

13)	Major Shareholders and Ownership Ratios
		Japan Trustee Services Bank, Ltd. (Trust Account)	4.98%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	3.60%
		Nippon Life Insurance Company	2.06%
		Sumitomo Life Insurance Company	2.05%

14)	Main Bank	Sumitomo Mitsui Banking Corporation The Sumitomo Trust & Banking Co., Ltd.

    (2) NEC Infrontia

1)	Corporate Name	NEC Infrontia Corporation

2)	Business	Development, manufacture and sale of IT/Network systems and office application terminals, and System Solutions

3)	Date of Incorporation	November 17, 1932

4)	Head Office	6-1, Kitamikata 2-chome, Takatsu-ku, Kawasaki-shi, Kanagawa

5)	Representative	Kazunori Kiuchi, President

6)	Stated Capital	10,331 million yen

7)	Issued Shares	126,724,074 shares

8)	Shareholders’ Equity	29,323 million yen

9)	Total Assets	54,333 million yen

10)	End of Fiscal Year	March 31

11)	Number of Employees	1,351

12)	Major Customers	NEC Group, NTT Group

13)	Major Shareholders and Ownership Ratios
		NEC Corporation	53.31%
		Morgan Stanley and Company International, Ltd.	2.65%
		Mitsui Sumitomo Insurance Co., Ltd.	1.88%
		Aozora Bank, Ltd.	1.78%

14)	Main Bank	Sumitomo Mitsui Banking Corporation The Sumitomo Trust & Banking Co., Ltd.

15)	Relationship between the Parties

	Equity:	NEC owns 53.31% of the issued shares of NEC Infrontia.

	Human Resources:	Officers and employees of NEC concurrently serve as directors (two) and corporate auditors (two) of NEC Infrontia.

	Business:	NEC purchases from NEC Infrontia key telephone and POS products and sells to NEC Infrontia personal computers, servers, PBXs, and other products.

4. Financial Results for the Three Most Recent Fiscal Years

(1) NEC

Fiscal year	Fiscal Year ended March 31, 2003	Fiscal Year ended March 31, 2004	Fiscal Year ended March 31, 2005
Net sales (million yen)	2,781,436	2,509,114	2,426,835
Operating income (loss) (million yen)	24,890	16,252	22,083
Ordinary income (loss) (million yen)	6,119	31,900	40,245
Net income (loss) (million yen)	(14,917)	25,253	24,254
Net income (loss) per share (yen)	(9.01)	14.43	12.49
Dividend per share (yen)	—	6.00	6.00
Shareholders’ equity per share (yen)	406.26	473.87	474.41

(2) NEC Infrontia
Fiscal year	Fiscal Year ended March 31, 2003	Fiscal Year ended March 31, 2004	Fiscal Year ended March 31, 2005
Net sales (million yen)	89,464	84,706	83,816
Operating income (loss) (million yen)	(1,972)	(1,594)	(406)
Ordinary income (loss) (million yen)	185	(1,871)	407
Net income (loss) (million yen)	(185)	(736)	121
Net income (loss) per share (yen)	(1.47)	(5.86)	0.97
Dividend per share (yen)	6.00	6.00	6.00
Shareholders’ equity per share (yen)	251.92	240.75	235.66

5. Agreement with NEC Infrontia Regarding Tender Offer

The Board of Directors of NEC Infrontia has agreed to this tender offer.

6. Stock-for-Stock Exchange

NEC aims to make NEC Infrontia its wholly-owned subsidiary. Accordingly, in the event it is unable to acquire all of the issued shares of NEC Infrontia (excluding treasury stock held by NEC Infrontia) in the tender offer, NEC intends to conduct a stock-for-stock exchange to accomplish this objective effective on May 1, 2006, or a later date if the short-form stock-for-stock exchange procedure is not available to NEC. In the stock-for-stock exchange, all shares of NEC Infrontia not tendered in the tender offer will be exchanged for shares of NEC. Shareholders of NEC Infrontia who are allotted more than one share will become NEC shareholders. After the completion of the stock-for-stock exchange, NEC Infrontia will become a wholly-owned subsidiary of NEC, and NEC Infrontia will be delisted pursuant to the delisting criteria of the Tokyo Stock Exchange. However, depending on the results of the tender offer, NEC Infrontia may be delisted shortly after the completion of the tender offer.

The share exchange ratio for the stock-for-stock exchange will be determined by the end of February 2006 through discussions between NEC and NEC Infrontia, taking into full consideration the interest of their shareholders, together with the results of valuation, due diligence, and other factors. There is no guarantee that the consideration offered in the stock-for-stock exchange (that is, shares of NEC and, in the case of shareholders of NEC Infrontia who are assigned less than one share of NEC, cash accrued from the sale of the aggregate of such fractional shares) would be of the same value as the consideration to be received by tendering shares of NEC Infrontia (that is, cash) in the tender offer. The tender offer enables shareholders of NEC Infrontia who tender their shares to receive cash consideration earlier than shareholders of NEC Infrontia who receive shares of NEC (or, in the case of shareholders of NEC Infrontia who are assigned less than one share of NEC, cash accrued from the sale of the aggregate of such fractional shares) in the stock-for-stock exchange. Further, dissenting shareholders of NEC Infrontia who appropriately object to the stock-for-stock exchange at the NEC Infrontia shareholders meeting to be convened to approve the stock-for-stock exchange agreement may demand that their shares be purchased by NEC Infrontia in accordance with the Commercial Code of Japan. The purchase price, however, may not be the same as the tender offer price.

NEC and NEC Infrontia have agreed to the stock-for-stock exchange, which will be implemented in accordance with the schedule below. In addition, NEC and NEC Infrontia have agreed to commence discussions as to the integration of the development and manufacturing resources for the IP telephony products of the two companies, which will be scheduled for July 1, 2006, if the stock-for-stock exchange agreement is approved at NEC Infrontia’s shareholders’ meeting. The stock-for-stock exchange ratio and the status after the stock-for-stock exchange will be announced when determined.

Schedule:

February 2006	Board Meeting to approve execution of the stock-for-stock exchange agreement Execution of the stock-for-stock exchange agreement

March 2006	NEC Infrontia’s Shareholders’ Meeting to approve the stock-for-stock exchange agreement

May 1, 2006	Effective date of stock-for-stock exchange

(Note)	For the calculation of the ownership ratio and other items, figures are rounded off to two decimal places.

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

EXHIBIT C

(Translation)

January 13, 2006

NEC Corporation
Akinobu Kanasugi, President
(Tokyo Stock Exchange, 1st Section;
Code Number 6701)
Attention: Sojiro Shimura
Public Relations Division
Tel: +81-3-3798-6511

Notice on Results of NEC’s Tender Offer

NEC Corporation (hereinafter referred to as “NEC”) announced today the results of the tender offer that were completed on January 12, 2006. Pursuant to the resolution at the meeting of the Board of Directors held on November 24, 2005, NEC had conducted a tender offer under the Securities and Exchange Law of Japan for the shares of NEC Infrontia Corporation (Tokyo Stock Exchange, 1st Section; Code Number 6705. hereinafter referred to as “NEC Infrontia”) since November 25, 2005.

1.	Summary of Tender Offer

(1)	Name and address of Offeror:	NEC Corporation 7-1, Shiba 5-chome, Minato-ku, Tokyo 108-8001, Japan

(2)	Name of Target Company:	NEC Infrontia Corporation

(3)	Type of Shares to be Purchased:	Common Shares

(4)	Tender Offer Period:	From November 25, 2005 (Friday) to January 12, 2006 (Thursday) (49 days)

(5)	Purchase Price:	569 yen per share

2.	Results of Tender Offer

(1)	Status of Tender:

	Total Number of Shares Planned to Be Purchased:	58,948,372 shares
	Total Number of Shares Tendered:	15,718,809 shares
	Total Number of Shares Purchased :	15,718,809 shares

(2)	Status of Purchase:

NEC purchases all tendered shares.

Total Number of Applicant Shareholders	Total Number of Shares Tendered	Total Number of Shares Purchased	Total Number of Shares Not Purchased
1,253	15,718,809 shares	15,718,809 shares	0 shares

(3)	Calculation in case of Purchase of Shares on Pro Rata Basis: N/A

(4)	Number of Shares Held and Ownership Ratio After Tender Offer:

	Number of Shares Held Prior to Tender Offer:	67,554,980 shares
(Ownership Ratio 53.31%)
	Number of Shares Held After Tender Offer:	83,273,789 shares
(Ownership Ratio 66.15%)

	(Note 1)	The ownership ratio for the Number of Shares Held Prior to Tender Offer was calculated based on the total number of issued shares of NEC Infrontia as of September 30, 2005 (126,724,074 shares).
	(Note 2)	The ownership ratio for the Number of Shares Held After Tender Offer was calculated based on the sum of the total number of issued shares of NEC Infrontia (126,724,074 shares (as of September 30, 2005)) and the number of the shares that were issued or transferred to the holders of the stock acquisition rights (including the stock acquisition rights stipulated in Paragraph 2, Article 210-2 of the former Commercial Code of Japan) of NEC Infrontia upon exercise of such stock acquisition rights by the end of the tender offer period (122,000 shares), deducting the number of treasury stock owned by NEC Infrontia (952,722 shares (as of September 30, 2005)).

(5)	Funding for Tender Offer:	8,944 million yen

3.	Procedures and Commencement Date of Settlement

(1)	Names and Locations of the Head Office of Securities Firms Handling the Settlement:

	Daiwa Securities SMBC Co., Ltd. (TOB Agent)	8-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo

	Daiwa Securities Co., Ltd. (TOB Sub-agent)	6-4, Otemachi 2-chome, Chiyoda-ku, Tokyo

(2)	Commencement Date of Settlement:	January 20, 2006 (Friday)

(3)	Settlement Procedures:

A notice of purchase will be sent to the address of each applicant shareholder without delay after the date hereof (in case of a foreign shareholder, to the address of his/her standing agent in Japan).

The purchase will be made in cash. The fund will be paid by the TOB Agent or the TOB Sub-agent on or after the commencement date of settlement in accordance with the instructions of each applicant shareholder, either by remittance, or at the head office or any of the domestic branch offices of the TOB Agent or the TOB Sub-agent where the application for the tender offer was accepted.

4.	Place of the Registration Statement Available for Public Inspection

Name	Address
NEC Corporation	7-1, Shiba 5-chome, Minato-ku, Tokyo
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

5.	Stock-for-Stock Exchange

In order to make NEC Infrontia its wholly-owned subsidiary, NEC plans to enter into stock-for-stock exchange agreement with NEC Infrontia by the end of February 2006.

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

EXHIBIT D

(Translation)

February 28, 2006

NEC Corporation
Akinobu Kanasugi, President
(Tokyo Stock Exchange, 1st Section;
Code Number 6701)
Contact: Sojiro Shimura
Public Relations Division
+81-3-3798-6511

NEC Infrontia Corporation
Kazunori Kiuchi, President
(Tokyo Stock Exchange, 1st Section;
Code Number 6750)
Contact: Fuyumi Osaki,
General Manager, Public Relations
Corporate Planning Office
+81-3-5282-5802

NEC Corporation & NEC Infrontia Corporation Enter into Stock-for-Stock

Exchange Agreement

NEC Corporation (“NEC”) and NEC Infrontia Corporation (“NEC Infrontia”) announced today that they have entered into a stock-for-stock exchange agreement in order to make NEC Infrontia a wholly-owned subsidiary of NEC.

1. Purpose of Making NEC Infrontia a Wholly-Owned Subsidiary of NEC

Through its “select and focus” business strategy, NEC Group is currently striving to maximize its corporate value. NEC Group is positioning the Integrated IT/Network Solutions business and the Semiconductor Solutions business as its core businesses, consolidating into these business areas the NEC Group’s management resources including R&D capabilities, intellectual property assets, software development capabilities and human resources, and further creating business and technological synergy between the two businesses.

As part of the Integrated IT/Network Solutions business, NEC Infrontia competitively offers key telephone systems and point of sales (POS) terminals.

As an integration of the IT market and the network market has advanced due to the shift in technology towards IP (Internet Protocol) based network infrastructure in the communications network area, fixed line networks have been rapidly replaced with wide area IP networks, using the Internet as junction networks. Although NEC has been supplying the government, local governments, and private companies with PBX products (devices used in office communication systems to switch telephone lines or connect them with external lines), PBX products have been replaced by IP telephony server products (servers coordinating IP-based PBX functions and office application software). Key telephone systems have become capable of serving as IP telephony systems supporting functions similar to those of IP telephony servers due to rapid developments in IT/networking technology. Because of the widespread use of mobile terminals, demand for IP telephony systems utilizing mobile technology is increasing. In the POS terminal business area, the spread of broadband lines has given rise to increased demand for POS products with high-end IT/networking functions for use with the web-based information systems used at stores.

In response to these changes in the business environment, NEC Group plans to position NEC Infrontia as a core company in the area of NEC Group’s IP telephony products and to integrate the development resources of overlapping products into NEC Infrontia in order to use resources effectively. In addition, by integrating NEC Group’s technologies related to IT, network, mobile and their integrated solutions into NEC Infrontia’s IP telephony business and POS terminal business, NEC Group plans to enhance NEC Infrontia’s development capabilities for products related to IT, network, and mobile technologies, and to expand NEC’s Integrated IT/Network Solutions business.

NEC and NEC Infrontia signed a memorandum of understanding dated November 24, 2005, in which they agreed to make NEC Infrontia a wholly-owned subsidiary of NEC. In accordance with the memorandum of understanding, NEC conducted a tender offer for the shares of NEC Infrontia from November 25, 2005 to January 12, 2006, and as a result of the tender offer, NEC’s ownership in shares of NEC Infrontia became 66.15%.

(Note)	The ownership ratio as a result of the tender offer was calculated based on the sum of the total number of issued shares of NEC Infrontia (126,724,074 shares (as of September 30, 2005)) and the number of the shares that were issued or transferred to the holders of the stock acquisition rights (including the stock acquisition rights stipulated in Paragraph 2, Article 210-2 of the former Commercial Code of Japan) of NEC Infrontia upon exercise of such stock acquisition rights by the end of the tender offer period (122,000 shares), deducting the number of treasury stock owned by NEC Infrontia (952,722 shares (as of September 30, 2005)).

2. Terms and Conditions of Stock-for-Stock Exchange

(1)	Schedule

February 28, 2006	Approval by the board of directors of NEC and NEC Infrontia for entering into the stock-for-stock exchange agreement and execution of such agreement

March 24, 2006 (planned)	Shareholders extraordinary meeting of NEC Infrontia to approve the stock-for-stock exchange agreement

May 1, 2006 (planned)	Effective date of the stock-for-stock exchange

(Note)	In accordance with Paragraph 1, Article 358 of the Commercial Code of Japan, NEC will conduct the stock-for-stock exchange without obtaining an approval of its shareholders meeting.

(2)	Share Exchange Ratio

	NEC (Parent Company)	NEC Infrontia (Wholly-Owned Subsidiary)
Share Exchange Ratio	1	0.774

(Note)	1. Share Exchange Allotment Ratio of Shares

0.774 shares of NEC will be allotted to 1 share of NEC Infrontia. No NEC shares will be allotted to 83,273,789 shares of NEC Infrontia that are owned by NEC.

2.	Basis for Determination of Share Exchange Ratio

The above share exchange ratio was determined in accordance with the negotiations between NEC and NEC Infrontia. The negotiations had taken into consideration the share exchange ratios proposed and reported by Daiwa Securities SMBC Co. Ltd., the advisor of NEC, and by Deloitte Touche Tohmatsu, the advisor of NEC Infrontia.

3.	Methods of Calculation for Share Exchange Ratio Used by Advisors

(1)	Daiwa Securities SMBC Co. Ltd. calculated the share exchange ratio based upon the corporate value of NEC and NEC Infrontia. The valuation of each company was conducted by Market Approach, Discounted Cash Flow Approach and Comparable Company Approach.

(2)	Deloitte Touche Tohmatsu calculated the share exchange ratio based upon the corporate value of NEC and NEC Infrontia. The valuation of each company was conducted by Market Approach, Discounted Cash Flow Approach, Income Approach and Multiple Approach.

4.	Number of New NEC Shares to be Issued

Common Share : 33,630,520 shares

5.	Date from which Dividends are Calculated

Dividends for the new NEC Shares to be Issued in the stock-for-stock exchange shall be calculated as from April 1, 2006.

(3)	Cash Distribution Upon Stock-for-Stock Exchange

There will be no cash distribution in relation to the stock-for-stock exchange.

3.	Basic Information on Relevant Parties (as of September 30, 2005)

(1)	NEC

1)	Corporate Name	NEC Corporation

2)	Business	IT/Network Solutions, including manufacture and sale of computers, communications equipment, and software, as well as provision of services related to such products

3)	Date of Incorporation	July 17, 1899

4)	Head Office	7-1, Shiba 5-chome, Minato-ku, Tokyo

5)	Representative	Akinobu Kanasugi, President

6)	Stated Capital	337,821 million yen

7)	Issued Shares	1,995,923,384 shares

8)	Shareholders’ Equity	977,923 million yen

9)	Total Assets	2,400,255 million yen

10)	End of Fiscal Year	March 31

11)	Number of Employees	23,552

12)	Major Customers	NTT Group, governments and other public sector institutions

13)	Major Shareholders and Ownership Ratios

		Japan Trustee Services Bank, Ltd. (Trust Account)	4.98%

		The Master Trust Bank of Japan, Ltd. (Trust Account)	3.60%

		Nippon Life Insurance Company	2.06%

		Sumitomo Life Insurance Company	2.05%

14)	Main Bank	Sumitomo Mitsui Banking Corporation

The Sumitomo Trust & Banking Co., Ltd.

(2)	NEC Infrontia

1)	Corporate Name	NEC Infrontia Corporation

2)	Business	Development, manufacture and sale of IT/Network systems and office application terminals, and System Solutions

3)	Date of Incorporation	November 17, 1932

4)	Head Office	6-1, Kitamikata 2-chome, Takatsu-ku, Kawasaki-shi, Kanagawa

5)	Representative	Kazunori Kiuchi, President

6)	Stated Capital	10,331 million yen

7)	Issued Shares	126,724,074 shares

8)	Shareholders’ Equity	29,323 million yen

9)	Total Assets	54,333 million yen

10)	End of Fiscal Year	March 31

11)	Number of Employees	1,351

12)	Major Customers	NEC Group and NTT Group

13)	Major Shareholders and Ownership Ratios

		NEC Corporation	53.31% (Note)

		Morgan Stanley and Company International, Ltd.	2.65%

		Mitsui Sumitomo Insurance Co., Ltd.	1.88%

		Aozora Bank, Ltd.	1.78%

14)	Main Bank	Sumitomo Mitsui Banking Corporation

The Sumitomo Trust & Banking Co., Ltd.

15)	Relationship between the Parties

	Equity:	NEC owns 53.31% of the issued shares of NEC Infrontia. (Note)

	Human Resources:	Officers and employees of NEC concurrently serve as directors (two) and corporate auditors (two) of NEC Infrontia.

	Business:	NEC purchases from NEC Infrontia key telephone and POS products and sells to NEC Infrontia personal computers, servers, PBXs, and other products.

(Note)	As the result of the tender offer for NEC Infrontia shares, NEC’s ownership ratio became 66.15%.

16)	The Financial Results of the Most Recent Three Fiscal Years

(1)	NEC

Fiscal year	Fiscal Year ended March 31, 2003	Fiscal Year ended March 31, 2004	Fiscal Year ended March 31, 2005
Net sales (million yen)	2,781,436	2,509,114	2,426,835
Operating income (loss) (million yen)	24,890	16,252	22,083
Ordinary income (loss) (million yen)	6,119	31,900	40,245
Net income (loss) (million yen)	(14,917)	25,253	24,254
Net income (loss) per share (yen)	(9.01)	14.43	12.49
Dividend per share (yen)	—	6.00	6.00
Shareholders’ equity per share (yen)	406.26	473.87	474.41

(2)	NEC Infrontia

Fiscal year	Fiscal Year ended March 31, 2003	Fiscal Year ended March 31, 2004	Fiscal Year ended March 31, 2005
Net sales (million yen)	89,464	84,706	83,816
Operating income (loss) (million yen)	(1,972)	(1,594)	(406)
Ordinary income (loss) (million yen)	185	(1,871)	407
Net income (loss) (million yen)	(185)	(736)	121
Net income (loss) per share (yen)	(1.47)	(5.86)	0.97
Dividend per share (yen)	6.00	6.00	6.00
Shareholders’ equity per share (yen)	251.92	240.75	235.66

4.	Status After Stock-for-Stock Exchange

(1)	Corporate Name, Business, Head Office, Representative

Corporate Name, Business, Head Office and Representative of relevant parties, which are stated in “3. Basic Information on Relevant Parties”, will not change as a result of the stock-for-stock exchange.

(2)	Stated Capital

The stated capital of NEC will not increase as a result of the stock-for-stock exchange. NEC will incorporate into capital reserves the amount obtained by multiplying the net assets of NEC Infrontia as of the date of the stock-for-stock exchange by the ratio of number of NEC Infrontia’s shares to be transferred to NEC by the stock-for-stock exchange to the total number of issued shares of NEC Infrontia.

(3)	Effects on NEC’s Consolidated Financial Results

The stock-for-stock exchange will cause no material changes in NEC’s consolidated financial results for the period ending March 31, 2006 since NEC Infrontia is already a consolidated subsidiary of NEC.

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

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